UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.           )*

Vsource, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92908B 10 5

(CUSIP Number)

NetCel360 Holdings Limited
c/o NetCel360 Limited
Attention: Phillip E. Kelly
Unit 501, AXA Centre
151 Gloucester Road, Wanchai
Hong Kong
(852) 2259-7888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92908B 10 5

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only): NetCel360 Holdings Limited

2.	Check the Appropriate Box if a Member of a Group:	(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e):	[ ]

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 2,774,213(1)

	8.	Shared Voting Power: -0-

	9.	Sole Dispositive Power: 2,774,213(1)

	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,774,213(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

13.	Percent of Class Represented by Amount in Row (11): 12.9%(2)

14.	Type of Reporting Person: CO

(1) As described in Item 3, under the terms of the Acquisition Agreement (as defined below), the Issuer is to issue and deliver 3,709,699 shares of Common Stock to the Reporting Person. 2,774,213 of those shares were issued and delivered to the Reporting Person on June 22, 2001, and subject to any claims of indemnification the Issuer may make under the Acquisition Agreement, the remaining 935,486 shares will be issued and delivered to the Reporting Person on or before December 22, 2001.

(2) As described in (1) above, as a result of the issuance of 2,774,213 shares of Common Stock on June 22, 2001, the Reporting Person owns 12.9% of the outstanding Common Stock, based on 21,439,664 shares of Common Stock outstanding as described in Item 5. Following the issuance of the remaining 935,486 shares of Common Stock on December 22, 2001, which is subject to indemnification provisions under the Acquisition Agreement, the Reporting Person will own 16.6% of the outstanding Common Stock, based on 22,375,120 shares of Common Stock outstanding as described in Item 5.

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the “Common Stock”) of Vsource, Inc., a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at 5740 Ralston Street, Suite 110, Ventura, California 93003.

Item 2. Identity and Background.

      (a) This statement is being filed by NetCel360 Holdings Limited (“NetCel360”), a Cayman Islands corporation, which was the holding company whose subsidiaries were in the business of providing business process outsourcing and technology services in the Asia-Pacific region. NetCel360 is referred to herein as the Reporting Person.

      (b) The principal business address of the Reporting Person is c/o NetCel360 Limited, Unit 501, AXA Centre, 151 Gloucester Road, Wanchai, Hong Kong.

      (c) See Items (a) and (b).

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or has become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a corporation organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration.

      On June 22, 2001, pursuant to an Acquisition Agreement dated as of May 24, 2001, as amended (the “Acquisition Agreement”), the Issuer consummated the acquisition of substantially all of the assets of NetCel360, pursuant to which it was to issue and deliver 3,709,699 shares of Common Stock to NetCel360 as consideration for such assets. In accordance with the terms of the Acquisition Agreement, 2,774,213 of those shares of Common Stock were issued and delivered to NetCel360 on June 22, 2001, and subject to any claims of indemnification the Issuer may make under the Acquisition Agreement, the remaining 935,486 shares of Common Stock will be issued and delivered to the Reporting Person on or before December 22, 2001.

      The Acquisition Agreement was filed as Exhibit 2.1 to the Issuer’s Quarterly Report on Form 10-Q for the period ending April 30, 2001 (SEC File No. 000-30326), which is incorporated herein by reference. The Amendment to Acquisition Agreement, dated June 22, 2001, between the Issuer and NetCel360, was filed as Exhibit 2.2 to Item 7 of the Report on Form 8-K filed by the Issuer on July 2, 2001, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

      As described in Item 3, the Reporting Person acquired 3,709,699 shares of Common Stock under the Acquisition Agreement, of which 2,774,213 shares were issued and delivered to NetCel360 on June 22, 2001, and subject to any claims of indemnification the Issuer may make under the Acquisition

Agreement, the remaining 935,486 shares will be issued and delivered to the Reporting Person on or before December 22, 2001. Under the Acquisition Agreement, the Issuer granted to NetCel360 and its equityholders (the “Equityholders”) certain registration rights with respect to the shares of Common Stock held by NetCel360 and such Equityholders. In particular, the Issuer agreed to prepare and file a shelf registration statement with the SEC with respect to such shares of Common Stock by December 22, 2001.

      (a) The Board of Directors of the Reporting Person has adopted a plan of reorganization (the “Plan of Reorganization”) pursuant to which the Reporting Person intends to distribute the shares of Common Stock to its shareholders and then be liquidated. The Plan of Reorganization is attached as Exhibit 1 to Item 7. No person owns equity interests in the Reporting Person representing, in the aggregate, more than approximately 28.3% of the voting power or 30.1% of the economic interests in the Reporting Person. If the Reporting Person were to distribute to the Equityholders all of the shares of Common Stock of the Issuer received or to be received by it as of June 22, 2001, no Equityholder would hold more than 3.4% of the outstanding Common Stock as a result of such distribution. If the remaining 935,486 shares of Common Stock were to be issued and delivered in full to the Reporting Person on or before December 22, 2001, then based on 22,375,120 shares of Common Stock outstanding as described in Item 5, no Equityholder would hold more than 4.3% of the outstanding Common Stock as a result of such distribution.

      (d) Under the Acquisition Agreement, the Issuer has agreed to appoint Phillip E. Kelly, the Chairman of NetCel360, as Co-Chairman and Chief Executive Officer of the Issuer, and Dennis M. Smith, the Vice-Chairman of NetCel360, as Vice-Chairman and Chief Strategy Officer of the Issuer.

      (b), (c), (e)-(j) Not applicable

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person owns 12.9% of the outstanding Common Stock. This calculation is based on 21,439,664 shares of Common Stock. This number reflects 18,665,451 shares of Common Stock outstanding as of June 5, 2001, as reported in the Issuer’s most recent Form 10Q plus the 2,774,213 shares of Common Stock issued to the Reporting Person on June 22, 2001, as described in Item 3. Subject to any claims of indemnification the Issuer may make under the Acquisition Agreement, an additional 935,486 shares of Common Stock will be issued and delivered to the Reporting Person on or before December 22, 2001, as described in Item 3. When such additional shares are added to the shares of Common Stock held by the Reporting Person, the Reporting Person owns 16.6% of the outstanding Common Stock. This calculation is based on 22,375,150 shares of Common Stock, which reflects 18,665,451 shares of Common Stock outstanding as of June 5, 2001 plus 3,709,699 shares of Common Stock issuable to the Reporting Person under the Acquisition Agreement. As the actual number of shares of Common Stock that will be issued on December 22, 2001 is at this time unknown, and because the total number of shares of Common Stock outstanding on that date is unknown, the percentages of ownership that are being reported under this Schedule 13D is based on only those shares of Common Stock that were issued on June 22, 2001.

      (b) The Common Stock issued by the Issuer under the Acquisition Agreement is directly owned by the Reporting Person. The Reporting Person has the right to vote the Common Stock and the right to dispose or direct the disposition of the Common Stock.

      (c) The Reporting Person has not effected any other transactions in the Common Stock during the past 60 days.

      (d) The Equityholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. As described in Item 4, no Equityholder has an interest in the Common Stock exceeding 5% of the Common Stock outstanding.

      (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Board of Directors of the Reporting Person has adopted a Plan of Reorganization pursuant to which the Reporting Person intends to distribute the shares of Common Stock to the Equityholders and then be liquidated.

      The Reporting Person does not otherwise have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Plan of Reorganization of the Reporting Person

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2001

NETCEL360 HOLDINGS LIMITED, a Cayman Island corporation

By:	/S/ Phillip E. Kelly

Name: Title:	Phillip E. Kelly Chairman

EXHIBIT 1

Plan of Reorganization

This is a Plan of Reorganization adopted by the Board of Directors of Netcel360 Holdings Limited (“Netcel360”) on the 8th day of June, 2001 in accordance with Section 368(a)(1)(C) of the Internal Revenue Code of 1986 of the United States of America. This plan is adopted to reflect the intent of the Board of Directors in its negotiation of an Acquisition Agreement which was executed with Vsource Inc. on May 24, 2001 (the “Acquisition Agreement”), the transactions contemplated therein which are intended to be concluded once all of the closing conditions set forth in the Acquisition Agreement have been satisfied or waived.

The purpose of the Plan of Reorganization is to combine the business and assets of Netcel360 and Vsource Inc.

Pursuant to the Acquisition Agreement, Netcel360 will transfer substantially all of its assets, consisting of the Company Assets (as defined in the Acquisition Agreement), retaining only enough cash to effect the transaction and dissolve unwanted subsidiaries that are to be discontinued, to Vsource Inc. solely in exchange for 3,709,729 shares of voting common stock of Vsource Inc. (the “Shares”) and Netcel360 will thereafter distribute the Shares to its shareholders, windup its unwanted subsidiaries that are to be discontinued and its other affairs and liquidate.